UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No   ☒

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, March 4, 2011 10:00am (Rio) - 8:00am (NY)	DATE:	Friday, March 4, 2011 11:30am (Rio) – 9:30am (NY)

ACCESS:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until March 10, 2011 Code: 1627985	ACCESS:

Phone: 1-877-317-6776 (U.S.)

              1 412 317 6776 (Brazil / other countries)

Code: Oi

Replay: 1-877–344–7529 (U.S.)

              1 412 317 0088 (Brazil / other countries)

Available until March 16, 2011 (code 448020 #) - dial 1 to start

WEBCAST:	Click here	WEBCAST:	Click here

A complementary presentation will be available before the start of the conference call at http://www.oi.com.br/ir

Tele Norte Leste Participações

Outstanding shares (‘000): 382,648

TNLP3: R$32.30 (127,591 thousand shares)

TNLP4: R$24.29 (255,057 thousand shares)

TNE: US$14.70 ADR

Market Capitalization (Million): R$10,317; US$6,192

Telemar Norte Leste

Outstanding shares (‘000): 238,607

TMAR3: R$ 57.00 (107,063 thousand shares)

TMAR5: R$47.76 (130,480 thousand shares)

TMAR6: R$44.20 (1,064 thousand shares)

Market Capitalization (Million): R$12,381 US$7,431

Brasil Telecom

Outstanding shares (‘000): 589,789

BRTO3: R$15.34 (203,423 thousand shares)

BRTO4: R$12.00 (386,366 thousand shares)

BTM: US$21.93 PN ADR / US$8.99 ON ADR

Market Capitalization (Million): R$7,757 US$4,655

Notes: (1) Prices at the end of 2010; (2) Outstanding ex-treasury shares; (3) Market Value based on unadjusted shares.

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Rio de Janeiro, March 3, 2011: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3), Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) and Brasil Telecom S.A. (Bovespa: BRTO3 and BRTO4) are pleased to announce their results for the fourth quarter of 2010. This report contains the consolidated data of Tele Norte Leste Participações and its direct and indirect subsidiaries as of December 31, 2010 presented in accordance with the International Financial Reporting Standards (IFRS), pursuant to the Securities and Exchange Commission of Brazil’s (CVM) rules.

To our Shareholders

With the acquisition of Brasil Telecom in January 2009, Oi started a new cycle that transformed it into the country’s leading provider of telecommunication services and the only truly integrated quadruple-play provider with a nationwide presence. As part of this process, during the course of 2009, the company’s Management focused on integrating the Oi and BrT operations and, after the process was concluded in 2010, the company could capture all the operational synergies, further strengthening its position to continue growing and capitalizing on the opportunities in the Brazilian market.

In terms of operations, note that the mobile base grew 8.8% in 2010, accompanied by the 4.1% growth of ARPU (2010: R$22.6) and the improved mix, with post-paid and Oi Control increasing their share of the total client base by 1.0 percentage point.

With regard to Broadband, in 2010, besides the 3.4% growth in the client base, we expanded our coverage to more than 4,000 cities across Brazil and increased our investments in fiber optics to offer higher speeds. Oi now has the largest fixed broadband network in Brazil, which places it in an advantageous position to take advantage of the mass distribution of these services in the country in the coming years.

We also improved the quality of our operations and customer service during 2010, as reflected by the improvement in the quality indicators established in the concession agreement and periodically announced by Anatel.

In relation to financial performance, based on strong cash generation and improved profitability of its client base, translated into growth of 5.4% in consolidated EBITDA and of 2.3p.p. in consolidated EBITDA Margin, we managed to reduce our debts, which had increased on account of the BrT acquisition. The net debt/EBITDA ratio declined from 2.2 in 2009 to 1.8 at the end of 2010. Moreover, both our domestic debt (Real Estate Securitization Transaction – “CRI”) and international debt (Bonds in Dollars and Euros) issues were successful, enabling us to lengthen the average debt term while reducing the average cost of debt.

Meanwhile, we also furthered Sustainability-linked issues. This theme has gained more and more visibility and importance on the Company’s agenda, with the growing implementation of initiatives related to this issue such as the review and update of the Sustainability Policy, the introduction of Sustainability targets for the main executives of the Company, as well as the development of the first report of greenhouse gases, among other actions in your Oi Program for Sustainability.

As a result of developing these actions while strengthening Sustainability, Oi is in the Corporate Sustainability Index – ISE at BM&FBovespa – for the third time in as many years, and it is a member of the first Efficient Carbon Index portfolio, launched in 2010, which is the outcome of a partnership between BM&FBovespa and BNDES.

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To summarize, in 2010, Oi continued its strategy of consolidating its position as the leading telecommunication services provider in Brazil while simultaneously improving its profitability and reducing its debt level.

The strategy for 2011 is to continue this cycle by capitalizing on the growth opportunities, especially in fixed broadband all across Brazil, in the mobile segment in Regions II and III, and in Pay TV, an important tool to win customer loyalty in the wireline segment. Moreover, the focus on improving the quality of Oi’s services remains a priority as the Company believes that for growth to be sustainable, the client should increasingly perceive the quality of the services provided.

The entry of Portugal Telecom into Oi’s ownership structure will be an important contribution to the success of this strategy. In January 2011, we announced the signing of contracts that will finalize the partnership with Portugal Telecom. This strategic partnership benefits Oi both financially and operationally.

Operationally, the new partner will add comprehensive quality, technology and knowledge in international operations. Portugal Telecom has extensive experience in the wireless, TV and fixed and mobile broadband markets in Portugal and in the countries where it is present.

This alliance will allow Oi to boost its capital expenditure and the nationwide expansion of broadband, Pay TV, 3G and bundled services. The two companies will jointly develop strategies to boost their presence in existing and new markets.

In addition, the capital increases already announced to the market will provide the company with greater financial strength, including the acceleration of the debt reduction process, to face the new challenges in the Brazilian market.

Thus, 2011 will bring new and important challenges to Oi and we are confident that we will be successful again in the execution of the strategy developed for this year.

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1) 2010 HIGHLIGHTS

•	There were 64.0 million Revenue Generating Units.

•	Consolidated Gross Revenue amounted to R$45,928 million and consolidated Net Revenue totaled R$29,479 million.

•	Consolidated EBITDA amounted to R$10,295 million, while margin reached 34.9%.

•	The net income reached R$1,750 million.

•	Consolidated Net Debt reached R$18.7 billion. Net Debt-to-EBITDA ratio stood at 1.8x in the past 12 months (down from 2.2x in 2009).

•	Cash Generation before capex amounted to R$8.3 billion

	Quarter			Annual
TNL Consolidated	4Q09	3Q10	4Q10	2009	2010	YoY
Revenue Generating Unit (‘000)	61,850	62,401	63,956	61,850	63,956	3.4%
Lines in Service (‘000)	21,293	20,410	20,025	21,293	20,025	-6.0%
Fixed Broadband Subscribers (‘000)	4,211	4,324	4,354	4,211	4,354	3.4%
Mobile Subscribers (‘000)	36,112	37,387	39,302	36,112	39,302	8.8%
Pay TV Subscribers (‘000)	234	280	275	234	275	17.5%
Net Revenue (R$ million)	7,584	7,346	7,298	29,997	29,479	-1.7%
EBITDA (R$ million)	2,210	2,795	2,275	9,768	10,295	5.4%
EBITDA Margin (%)	29.1%	38.1%	31.2%	32.6%	34.9%	2.3	p.p.
Net Earnings (R$ million)	-597	538	284	5,092	1,750	-65.6%
Net Debt (R$ million)	21,889	19,324	18,711	21,889	18,711	-14.5%
Available Cash (R$ million)	8,029	11,957	11,209	8,029	11,209	39.6%
CAPEX (R$ million)	1,936	600	1,674	5,126	3,090	-39.7%
Net Debt / EBITDA	2.2	1.9	1.8	2.2	1.8	-18.2%

Note: EBITDA and EBITDA margin in 4Q09 and 2009 are recurring.

2) CONSOLIDATED OPERATING PERFORMANCE:

Revenue Generating Units (RGUs) reached 64.0 million at the end of 2010, growing 3.4% in the year and 2.5% in the quarter, mainly as a result of the continuous expansion of the prepaid wireless base and higher demand for services in fixed broadband internet.

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Wireless – Oi Mobile

The wireless base rose 8.8% in 2010, with net additions numbering 3,190 thousand customers. In 4Q10, the wireless base grew 5.1%, which means 1,915 thousand new users.

At the end of 2010, mobile customers totaled 39,302 thousand, accounting for 61.5% of the total RGUs at the company (59.9% in 3Q10). The last quarter of 2010 accounted for 60% of all net additions in the year. This growth is the result of more aggressive offers, mainly reflected in the rise of prepaid customers in Regions II and III and the Oi Controle plan in Region I.

The customer base with Oi Controle ended 2010 with 2,131 thousand users, in a 14.8% increase in the fourth quarter and 45.8% in the year. In this product, the client authorizes a monthly charge on their credit card, which acts like a recurrent revenue similar to post-paid plans. Throughout the year, the company ran several campaigns seeking to boost sales of this product.

By the end of 2010, the company reached a total of 4,566 thousand post-paid users, with 5.6% expansion compared with December 2009. The post-paid base, including Oi Controle, accounts for 17.0% of the total mobile segment base at the end of 4Q10 (16.0% in 4Q09).

In the prepaid segment, users numbered 32,605 thousand at the end of 2010, representing 83.0% of the total mobile base, in a 7.5% increase from the year-earlier period.

At the end of 4Q10, the “Oi Conta Total” plan had 1,439 thousand customers, recording a slight increase from 3Q10. The quarterly performance reflects growth in Region II, where the product was launched at the end of 3Q10, which more than offset the fall in Region I.

The smaller customer base in Region I reflects the disconnection of users due to expiry of the contracts that include bonuses in the first twelve invoices of the customers. That is, as the benefit ended, some customers turned off the service.

Broadband – fixed + mobile

At the end of 2010, fixed broadband users (Oi Velox) numbered 4,354 thousand, rising 3.4% in the year (143 thousand customers). In December 2010, the ADSL user base accounted for 21.5% of all fixed lines in service.

In 2010, the number of 3G service users rose 33.0%, reaching 624 thousand customers, including 425 thousand for mini modem and 199 thousand for data packages on mobile.

The broadband customer base, including fixed and mobile users, grew 6.4% compared with 2009.

Wireline – Oi Fixed

The base of fixed lines in service decreased 1.9% in 4Q10 and 6.0% in the whole of 2010. The Company continues to provide products intended to protect the customer base, such as “Alternative plans,” “Pay TV” and “Oi Conta total” (bundled product), which was made available in 3Q10 in Region II, aiming to slow down the historical trend of decrease of this service.

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Video – Oi TV

The company ended 2010 providing Pay TV services through the DTH technology in 14 Brazilian states (Alagoas, Bahia, Ceara, Espirito Santo, Goias, Minas Gerais, Paraiba, Parana, Pernambuco, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, Santa Catarina and Sergipe) plus Federal District.

At the end of 4Q10, TV subscribers totaled 275 thousand clients.

For 2011, in order to make the wireline customer base more loyal to the company, the company will seek to continuously improve the coverage of services, concentrating on spreading Oi TV.

Table 4 – Consolidated Operational Indicators

	4Q09	3Q10	4Q10	QoQ		YoY
Wireline Services - “Oi Fixo”
(a) Lines in Service (‘000)	21,293	20,410	20,025	-1.9%		-6.0%
Residential	15,159	14,487	14,161	-2.3%		-6.6%
Commercial	5,283	5,088	5,037	-1.0%		-4.7%
Public Telephones	852	836	827	-1.1%		-2.9%
Alternatives Plans (‘000)*	12,688	12,927	12,455	-3.7%		-1.8%
Proportion of Lines in Service (%)	59.6%	63.3%	62.2%	-1.1	p.p.	2.6	p.p.
ARPU Fixed (R$)	57.0	55.3	53.7	-2.9%		-5.8%
Fixed Broadband Services - “Oi Velox”
(b) Fixed Broadband Subscribers (‘000)	4,211	4,324	4,354	0.7%		3.4%
Proportion of Lines in Service (%)	19.5%	21.0%	21.5%	0.5	p.p.	2.0	p.p.
ARPU Fixed Broadband (R$)	43.2	43.8	42.7	-2.5%		-1.2%
Wireless Services - “Oi Móvel”
(c) Mobile Subscribers (‘000)	36,112	37,387	39,302	5.1%		8.8%
Pre-Paid Plans	30,327	30,962	32,605	5.3%		7.5%
Post-Paid Plans	4,323	4,569	4,566	-0.1%		5.6%
Oi Control	1,462	1,856	2,131	14.8%		45.8%
Oi Conta Total (‘000)**	1,449	1,428	1,439	0.8%		-0.7%
3G Clients (‘000)	469	629	624	-0.8%		33.0%
Market Share Oi (%) - Brazil	20.8%	19.5%	19.4%	-0.1	p.p.	-1.4	p.p.
Proportion of Net Additions in Brazil (%)	16.5%	2.5%	16.7%	14.2	p.p.	0.2	p.p.
Monthly Churn rate (%)	3.2%	4.1%	2.8%	-1.3	p.p.	-0.4	p.p.
ARPU Mobile (R$)	22.5	22.9	23.5	2.6%		4.4%
Vídeo - “Oi TV”
(d) Pay TV Subscribers (‘000)	234	280	275	-1.8%		17.5%
RGU - Revenue Generating Unit (a+b+c+d) (‘000)	61,850	62,401	63,956	2.5%		3.4%

*	Alternative plans include “Planos de Minutos,” “Plano Economia,” “Digitronco,” “PABX Virtual” and others.
**	Includes Oi Conta Total in Region II

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3) CONSOLIDATED FINANCIAL RESULTS:

3.1) Revenue:

Consolidated gross revenue hit 11,407 million in 4Q10, falling 2.9% compared with 4Q09 and stable from 3Q10. In the year, revenue reached R$45,928 million, mostly unchanged compared with the previous year.

Consolidated net revenue totaled R$7,298 million in 4Q10, decreasing by 0.7% compared with the prior quarter and 3.8% below 4Q09. In 2010, there was a 1.7% decrease, totaling R$29,479 million.

Table 5 – Breakdown of Consolidated Gross Revenue

	Quarter					YEAR			%
R$ million	4Q09	3Q10	4Q10	QoQ (%)	YoY (%)	2009	2010	YoY (%)	2009	2010
Wireline	8,956	8,507	8,333	-2.0	-7.0	35,686	34,340	-3.8	77.8	74.8

Local (exc. - VC1)	3,268	3,156	3,041	-3.6	-6.9	13,118	12,681	-3.3	28.6	27.6
Local Fixed-to-Mobile (VC1)	1,094	1,001	960	-4.1	-12.2	4,523	3,971	-12.2	9.9	8.6
Long Distance FF + PCS	1,162	1,062	1,051	-1.0	-9.6	4,716	4,396	-6.8	10.3	9.6
LD Fixed-to-Mobile (VC2/3)	350	299	270	-9.7	-22.9	1,445	1,214	-16.0	3.2	2.6
Network Usage	275	240	212	-11.7	-22.9	930	916	-1.5	2.0	2.0
Data	2,277	2,318	2,354	1.6	3.4	8,668	9,312	7.4	18.9	20.3
Public Phones	188	113	118	4.4	-37.2	968	522	-46.1	2.1	1.1
Additional Services / Advanced Voice	344	318	327	2.8	-4.9	1,317	1,328	0.8	2.9	2.9

Wireless	2,722	2,835	2,977	5.0	9.4	9,935	11,206	12.8	21.7	24.4

Services	2,626	2,802	2,931	4.6	11.6	9,567	11,006	15.0	20.9	24.0
Subscriptions	620	673	704	4.6	13.5	2,326	2,634	13.2	5.1	5.7
Outgoing Calls	1,006	1,060	1,101	3.9	9.4	3,686	4,129	12.0	8.0	9.0
Domestic/Inter. Roaming	39	25	26	4.0	-33.3	131	120	-8.4	0.3	0.3
Network Usage	622	648	682	5.2	9.6	2,323	2,573	10.8	5.1	5.6
Data / Value Added	339	395	417	5.6	23.0	1,101	1,551	40.9	2.4	3.4
Handset Sales	96	33	46	39.4	-52.1	368	200	-45.7	0.8	0.4

Other Services*	72	95	97	2.1	34.7	242	382	57.9	0.5	0.8

Wireline - Gross	8,956	8,507	8,333	-2.0	-7.0	35,686	34,340	-3.8	77.8	74.8
Wireless - Gross	2,722	2,835	2,977	5.0	9.4	9,935	11,206	12.8	21.7	24.4
Other Services* - Gross	72	95	97	2.1	34.7	242	382	57.9	0.5	0.8

Total Gross Revenue	11,750	11,436	11,407	-0.3	-2.9	45,863	45,928	0.1	100.0	100.0

Consolidated Net Revenue	7,584	7,346	7,298	-0.7	-3.8	29,997	29,479	-1.7	100.0	100.0

Wireline - Net	5,781	5,464	5,331	-2.4	-7.8	23340.5	22,041	-5.6	77.8	74.8
Wireless - Net	1,757	1,821	1,905	4.6	8.4	6498.0	7,192	10.7	21.7	24.4
Other Services - Net	46	61	62	1.6	34.8	158	245	55.1	0.5	0.8

Wireless Segment:

In 2010, gross revenue from the wireless segment rose 12.8% compared with 2009, reaching R$11,206 million and accounting for 24.4% of the group’s total gross revenue (21.7% in 2009). This performance was a result of a larger base, with reflex in higher revenue from subscription and data / value added, increased outgoing calls and network usage.

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In the quarter, wireless segment revenue rose 5.0% compared with 3Q10 and 9.4% from 4Q09, reaching R$2,977 million.

Subscription revenue in 4Q10 grew both compared with 3Q10 (4.6%) and 4Q09 (13.5%), mainly as a result of the 1% and 7% expansion, respectively, and of the average base of post-paid users.

Revenue from outgoing calls jumped 3.9% in the quarter and 9.4% compared with 4Q09, mainly due to a positive contribution from the product “Oi Bonus Extra”, which encourages prepaid clients to increase their recharge with a minutes package that can be boosted five-fold to talk to another Oi mobile or Oi fixed-line.

Revenue from mobile network usage gained 5.2% from 3Q10 and 9.6% compared with 4Q09, basically as a result of the expansion of the customer base. Another aspect that positively influences this revenue is the bonus offered by other mobile phone operators for on-net calls and calls to fixed telephones. These offers generate an excess of minutes available for the user, enabling her to make off-net calls.

Data revenue/value added in 4Q10 rose 5.6% in the quarter and 23.0% from 4Q09. This behavior reflects the increase in 3G service users and SMS revenue and a rise in tariffs for access/renewal of prepaid offers.

The ARPU in the wireless segment totaled R$23.5 at the end of 4Q10, up 2.6% in the quarter and 4.4% from 4Q09. In 2010, the average ARPU reached R$22.6, 4.1% higher than 2009.

Wireline Services:

In 2010, gross revenue from wireline services amounted to R$34,340 million, in a 3.8% year-over-year decrease. The drop reflects basically the effects of the fixed-to-mobile traffic migration. These effects, however, were partially compensated for by the 7.4% increase in data revenue due to a larger Velox base and expansion of corporate data services.

Local Service:

Fixed-to-Fixed: Local (ex-vc1) (subscription, traffic, installation fees)	In the quarter, revenues from fixed-to-fixed local service declined 3.6% from 3Q10 and 6.9% compared with 4Q09 due to the reduction in the fixed lines in service base and the drop in traffic, a result of the ongoing fixed-to-mobile migration.

Fixed-to-Mobile: (VC1)	In 4Q10, revenues from fixed-to-mobile local service fell 4.1% compared with 3Q10 and 12.2% from 4Q09. This performance is affected by the trend of replacing fixed service with mobile service, boosted by offers with bonuses from mobile operators for on-net calls, which decreases VC1 traffic.

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Long Distance Services FF + SMP + VC2 and VC3:

In 4Q10, revenue from long-distance service dropped 2.9% compared with 3Q10 and 12.6% from 4Q09, mainly because of smaller fixed-to-fixed and VC2/VC3 traffic stemming from more aggressive competition in this service.

It is important to mention that the strategy adopted in São Paulo State, where the company does not provide wireline service, of offering long distance on-net calls at local rates partially offsets the decrease in traffic from the fixed network.

Remuneration for Network Usage:

Revenue from remuneration for network usage dropped 11.7% in the quarter and 22.9% from 4Q09, after the effects of a R$125 million deduction were booked in 4Q10. Although the movement of adding mobile-to-fixed calls to the bonuses offered by mobile operators has slowed the pace of decline of the network usage remuneration, the trend of replacing fixed service with mobile services, which has been reflected in a decrease in the subscription base for the wireline segment, negatively impacted this revenue. Also, the quarter-over-quarter analysis was impacted by the positive effects in 3Q10 from settling payments with other telecommunication operators.

Data Transmission Service:

In 4Q10, revenue from data transmission rose 1.6% compared with the previous quarter and 3.4% from 4Q09. This performance reflects the expansion of corporate data services and larger Velox base.

3.2) Operating Expenses:

In 2009, the line Other Operating Expenses (Revenue) reflects a non-recurring effect related to the accounting for business combination of the acquisition of BrT (as described in the section six herein).

Also throughout 2009, other costs were also influenced by non-recurring effects related to: (a) expenses from the integration with BrT; (b) moving Call Center positions; (c) PAES-related expenses; (d) and other expenses linked to uncertain recoveries.

In 2010, operating expenses totaled R$19,184 million, falling 5.2% compared with 2009 if every non-recurring event in 2009 is excluded. This drop reflects mainly the synergy gains following the integration with BrT, which influences most expenses.

Operating expenses (excluding depreciation/amortization) totaled R$5,023 million in 4Q10, falling 6,5% compared with recurring 4Q09 and 10.4% quarter over quarter.

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Table 6 – Breakdown of Operating Expenses

	Quarter					Year
COST AND EXPENSES
Item - R$ million	4Q09	3Q10	4Q10	QoQ (%)	YoY (%)	2009	2010	Chg. (%)
Interconnection	1,341	1,216	1,292	6.3	-3.7	5,265	5,070	-3.7
Personnel	445	402	423	5.2	-4.9	1,765	1,620	-8.2
Materials	97	59	20	-66.1	-79.4	418	215	-48.6
Handset Costs/Other (COGS)*	114	12	44	266.7	-61.4	390	149	-61.8
Third-Party Services	2,103	1,762	1,799	2.1	-14.5	7,343	6,976	-5.0
Marketing	221	132	163	23.5	-26.2	602	537	-10.8
Rent and Insurance	396	386	388	0.5	-2.0	1,580	1,523	-3.6
Provision for Bad Debts	253	250	177	-29.2	-30.0	1,279	979	-23.5
Other Operating Expenses (Revenue), Net	404	332	716	115.7	77.2	1,587	2,114	33.2

Total Recurring	5,374	4,551	5,023	10.4	-6.5	20,229	19,184	-5.2

Non recurring effects	76	—	—	—	—	(5,073)	—	—

Total Accounting	5,450	4,551	5,023	10.4	-7.8	15,156	19,184	26.6

*	Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

Interconnection:

In 2010, consolidated interconnection costs fell 3.7% to R$5,070 million. This performance was mainly influenced by a reduction in the fixed line base, given that off-net traffic in the wireless segment was unchanged even with a larger customer base.

Another aspect is that the Company’s more aggressive offerings in 4Q10 let clients have more bonuses for on-net calls. This gave them a considerable amount of spare minutes, allowing customers to make more off-net calls and influencing the comparison with 3Q10. Also, there was a favorable effect in 3Q10 from the renegotiation of interconnection costs with other operators.

Personnel:

In 2010, personnel expenses totaled R$1,620 million, 8.2% lower than in the previous year due to synergy gains following the tie up with BrT.

At the end of 4Q10, Personnel expenses reached R$423 million, rise of 5.2% compared with 3Q10 and 4.9% drop since 4Q09. This quarterly increase reflects the collective labor agreement taken place in December. Compared with 4Q09, the decrease reflects synergies stemming from the integration with BrT.

Handset Costs and Others (COGS):

In 2010 handset costs and others (COGS) fell 61.8%, basically due to the company introducing to Region II the strategy used in Region I of not subsidizing handsets for retail customers.

In the quarter, handset costs and other (COGS) decreased 61.4% compared with 4Q09 and rose 266.7% from 3Q10. The reduction from 4Q09 reflects the new subsidy strategy for Region II, and compared with 3Q10 the growth stemmed from higher sales of handsets in the corporate segment, which remain subsidizing handsets.

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Third-Party Services:

In 2010, third-party services amounted R$6,976 million, in a 5.0% decrease compared with 2009. This performance is related to the synergies related to the merger with BrT.

Spending on third-party services totaled R$1,799 million in 4Q10, in a 2.1% rise compared with 3Q10 and a 14.5% fall from 4Q09. This growth comes basically from higher spending on consulting, legal counseling and sales commission. Compared with the same period last year, the drop stems from synergies related to the merger with BrT.

Marketing:

In 2010, marketing costs totaled R$537 million, in a 10.8% drop from 2009. This performance reflects, basically, synergy gains from the merger with BrT.

In the quarter, spending on marketing reached R$163 million, 23.5% higher than 3Q10 and 26.2% lower than 4Q09. The rise from 3Q10 is basically due to higher spending on sponsorships and production/creation for Christmas deals. Compared with 4Q09, spending on production, cooperated marketing and advertisement decreased.

Provision for Bad Debt:

In 2010, the provision for bad debts equaled R$979 million, 23.5% lower than in the previous year. In the quarter, the provision fell 29.2% compared with 3Q10 and 30.0% from 4Q09, totaling R$177 million at the end of 4Q10. The improved economic outlook, combined with renegotiations with clients in debt influenced the performance positively. The provision for bad debts accounts for 2.1% of gross revenue in 2010 (2.8% in 2009).

Other Operating Expenses (Income):

Excluding the non-recurring effects, other operating expenses (revenue) in 2009 would have totaled R$1,587 million, resulting in a 33.2% growth for 2010, when it amounted to R$2,114 million. This performance was due to higher profit sharing (variable compensation of employees) and provision for civil, labor and tax contingencies.

At the end of 4Q10, “other expenses (income)” reached R$716 million, in a 115.7% rise from the previous quarter and up 77.2% compared with 4Q09.

The quarterly analysis is impacted by a reversal of part of provisions for contingencies as the company won civil and tax suits in 3Q10. The year-over-year analysis was also influenced by reversals of certain contingencies, mainly tax-related ones, taken place in 4Q09.

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3.3) Other Items in the Consolidated Result:

EBITDA:

Table 7 – EBITDA and EBITDA Margin

	Quarter							Annual
TNL Consolidated	4Q09	3Q10	4Q10	QoQ		YoY		2009	2010	YoY
EBITDA (R$ Mn)	2,210	2,795	2,275	-18.6%		2.9%		9,768	10,295	5.4%
EBITDA Margin (%)	29.1%	38.1%	31.2%	-6.9	p.p.	2.1	p.p.	32.6%	34.9%	2.3	p.p.

TMAR Consolidated	4Q09	3Q10	4Q10	QoQ		YoY		2009	2010	YoY
EBITDA (R$ Mn)	2,232	2,805	2,260	-19.4%		1.3%		9,797	10,309	5.2%
EBITDA Margin (%)	29.5%	38.3%	31.0%	-7.3	p.p.	1.5	p.p.	32.7%	35.0%	2.3	p.p.

BrTO Consolidated	4Q09	3Q10	4Q10	QoQ		YoY		2009	2010	YoY
EBITDA (R$ Mn)	1,131	1,037	829	-20.1%		-26.7%		4,068	3,516	-13.6%
EBITDA Margin (%)	42.0%	40.7%	33.1%	-7.6	p.p.	-8.9	p.p.	37.3%	34.3%	-3.0	p.p.

Note: EBITDA and EBITDA margin in 4Q09 and 2009 are recurring.

EBITDA totaled R$10,295 million in 2010, 5.4% increase against 2009 recurring EBITDA, with a 34.9% margin, 2.3 p.p. higher than the recurring margin in 2009. For comparison purposes, the non-recurring effects explained in the “Costs” section were excluded from the 2009 EBITDA.

In 4Q10, EBITDA reached R$2,275 million with a 31.2% margin. It must be noted that EBITDA in the final quarter of the year usually presents a tighter margin and that in 3Q10 EBITDA was influenced positively as the company won civil and fiscal suits, which led to the reversal of part of the respective provisions for contingencies.

Net Financial Income (Expenses):

In 2010, interest on loans net of interest on investments was virtually unchanged compared with 2009. It must be noted that throughout 2009 the company raised its leverage due to the acquisition of BrT and in 2010 the company reduced its liabilities, as net debt fell to levels seen at the start of 2009. Given this, net debt stood in a stable level, compared to 2009, which combined with an also stable average interest rate in Brazil explains the 2010 net financial income compared with 2009.

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Table 8 – Net Financial Income (Expenses)

	Quarter			Year
R$ Million	4Q09	3Q10	4Q10	2009	2010
Financial Income	384	504	569	1,601	1,929
Interest on financial investments	199	266	272	798	914
Other financial income	185	238	296	803	1,015
Financial Expenses	(1,106)	(1,029)	(1,343)	(3,988)	(4,361)
Interest on loans and financing	(597)	(721)	(682)	(2,431)	(2,645)
Foreign exchange effect on loans and financing	(75)	32	(214)	(108)	(327)
Other Financial Expenses	(434)	(341)	(447)	(1,449)	(1,389)
Net Financial Income (Expenses)	(722)	(525)	(774)	(2,387)	(2,432)

*	Net of foreign exchange hedge

Depreciation/Amortization:

Consolidated expenses related to depreciation/amortization reached R$6,198 million in 2010, down 11.9% compared with 2009. Compared with 2009, the main change was the review of the economic service life of fixed assets. This effect started to appear in 1Q10 result. This explanation also applies to the 17.7% decrease 4Q10 vs 4Q09 comparison.

Table 9 – Depreciation and Amortization

	Quarter					Year
R$ million	4Q09	3Q10	4Q10	QoQ (%)	YoY (%)	2009	2010	YoY (%)
Fixed Line / TNL	1,572	1,269	1,304	2.8	-17.0	5,600	5,137	-8.3

Mobile Business	326	277	258	-6.9	-20.9	1,433	1,061	-26.0

Total	1,898	1,546	1,562	1.0	-17.7	7,033	6,198	-11.9

Net Earnings:

The company recorded net earnings of R$284 million in 4Q10, registering R$1,750 million in earnings by the end of 2010.

It is worth noting that as seen in the sixth section of this document, according to the IFRS, the Net Income on the financial statements are now the income for the economic group.

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Table 10 – Net Earnings

	Quarter			Annual
TNL Consolidated	4Q09	3Q10	4Q10	2009	2010
Net Earnings (R$ Mn)	-597	538	284	5,092	1,750
Net Margin	-7.9%	7.3%	3.9%	17.0%	5.9%
Net Earnings Attributed to Controlling Shareholders (R$ Mn)	-356	423	129	4,274	1,428
Net Earnings Attributed to Controlling Shareholders per Share (R$)	-0.930	1.105	0.336	11.173	3.731

TMAR Consolidated	4Q09	3Q10	4Q10	2009	2010
Net Earnings (R$ Mn)	-614	574	360	5,093	1,878
Net Margin	-8.1%	7.8%	4.9%	17.0%	6.4%
Net Earnings Attributed to Controlling Shareholders (R$ Mn)	-455	560	251	5,217	1,900
Net Earnings Attributed to Controlling Shareholders per Share (R$)	-1.909	2.346	1.053	21.883	7.964

BrTO Consolidated	4Q09	3Q10	4Q10	2009	2010
Net Earnings (R$ Mn)	253	541	705	-1,019	1,971
Net Earnings Attributed to Controlling Shareholders (R$ Mn)	9.4%	21.2%	28.1%	-9.3%	19.2%
Net Earnings Attributed to Controlling Shareholders per Share (R$)	253	541	705	-1,021	1,971
Earnings per Share (R$)	0.428	0.917	1.195	-1.732	3.342

4) DEBT AND CAPITAL EXPENDITURE:

4.1) Debt:

Gross debt totaled R$29,920 million in December 2010, R$1,361 million below the prior quarter due to amortizations that exceeded borrowings during the quarter. Of the amortizations, we highlight the redemption of the Debentures – Telemar (4th Issuance, 1st and 2nd series): R$3.0 billion and the Brasil Telecom bond: USD212.5 million. Regarding borrowing operations, we highlight the disbursements by BNDES (R$531 million) to BrT and 14BrT and the launch of a new bond in euros on the international market (EUR750 million). The latter has a 5.125% per year coupon.

As a result, consolidated net debt ended 2010 at R$18,711 million, in a R$613 million reduction from sept.10, while the Net Debt-to-EBITDA ratio stood at 1.8x in the past 12 months. Compared with dec.09, net debt fell R$3,178 million. The reduction reflects the strong cash generation, as well as the improvement of profitability of customers base.

At the end of the quarter, about 26.2% of the total debt was linked to foreign currencies. However, as a result of hedge operations, only the equivalent of R$625 million (US$375 million; 2.1% of the total debt) represented some exposure to currency swings. Also, we highlight that debt payments through August 2017 are covered by hedging contracts and a cash balance kept in dollars and euros.

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The appreciation of the real against other currencies and the liquidity in the international debt capital markets allowed the company to manage its liabilities, borrowing at more attractive rates while prepaying shorter-dated and more expensive debts. This strategy allowed us to lengthen the average debt term and reach an effective cost of 105.6% of the CDI rate for 2010.

Table 11 – Debt – TNL Consolidated

R$ million	dec.09	sept.10	dec.10	% Gross Debt
Short Term	8,774	8,479	7,667	25.6%
Long Term	21,144	22,802	22,253	74.4%

Total Debt	29,918	31,281	29,920	100%

In Local Currency	24,137	24,076	21,308	71.2%
In Foreign Currency	4,689	6,623	7,828	26.2%
Swaps	1,092	582	784	2.6%

(-) Cash	(8,029)	(11,957)	(11,209)	-37.5%

(=) Net Debt	21,889	19,324	18,711	62.5%

Table 12 – Debt – TMAR Consolidated

R$ million	dec.09	sept.10	dec.10	% Gross Debt
Short Term	8,532	6,912	6,063	21.5%
Long Term	21,523	22,569	22,135	78.5%

Total Debt	30,055	29,481	28,198	100%

In Local Currency	24,784	22,556	19,859	70.4%
In Foreign Currency	4,314	6,355	7,567	26.8%
Swaps	958	570	772	2.7%

(-) Cash	(7,627)	(11,397)	(10,574)	-37.5%

(=) Net Debt	22,428	18,084	17,624	62.5%

Table 13 – Debt – BrTO Consolidated

R$ million	dec.09	sept.10	dec.10	% Gross Debt
Short Term	1,003	1,197	1,115	25.1%
Long Term	3,637	3,244	3,321	74.9%

Total Debt	4,640	4,441	4,436	100%

In Local Currency	3,721	3,972	4,309	97.1%
In Foreign Currency	722	400	56	1.3%
Swaps	197	69	71	1.6%

(-) Cash	(3,775)	(5,470)	(5,960)	-134.4%

(=) Net Debt	865	(1,029)	(1,524)	34.4%

* Includes private debentures acquired from TMAR

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The schedule for the amortization of long-term consolidated gross debt is shown below:

Table 14- Schedule for the Amortization of Long-Term Consolidated Gross Debt

(R$ million)	2011	2012	2013	2014	2015	2016 onwards	Total
Gross Debt amortization	7,667	3,840	4,401	4,436	1,481	8,094	29,920
Foreign Currency Amortization	1,640	550	666	374	272	5,110	8,612
Local Currency Amortization	6,027	3,290	3,735	4,061	1,210	2,984	21,308

Table 15 – Main Lenders

Gross Debt	Contract’s currency	Debit balance (R$ milion)
National Development Banks		6,927

BNDES	R$	6,367
Others	R$	560
International Development Banks and Export Credit Agency		2,984

Asia	Yen /US$	1,417
Europe	US$	1,567

Comercial Banks		7,691

In Local Currency	R$	7,574
In Foreign Currency	Yen /US$	117

Capital Market		12,183

Debentures	R$	6,993
Bonds	US$	5,190

Debt before hedge and borrowing cost		29,785

Hedge		784
Borrowing Cost		(649)

TOTAL DEBT		29,920

4.2) Capital Expenditure:

Consolidated capital expenditure reached R$1,674 million in 4Q10, totaling R$3,090 million in 2010, in line with the company’s forecast. We highlight that during 2010, the company was successful in its strategy of optimizing the combined network of Oi and BrT (mobile and data), seizing relevant synergies and enabling an increase in capacity and coverage (physical investment), even with less cash investments.

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The investment in the fixed-line segment was concentrated on projects in digital inclusion in public schools, on the expansion of coverage and on increase the speed of broadband services and the supply of data packages to corporate clients.

In the wireless segment, focus was placed on keeping coverage expansion in order to encompass every region and increase of network capacity in strategic cities to match the higher usage of 3G.

Table 16 – Capital Expenditure

	Quarter					YEAR
R$ million	4Q09	3Q10	4Q10	QoQ (%)	YoY (%)	2009	2010	YoY (%)
Wireline	959	398	1,214	205.0	26.6	2,679	2,127	-20.6

Growth & Quality	404	136	739	443.4	82.9	1,150	1,053	-8.4
Data / Communic. Systems / Other	556	262	475	81.3	-14.6	1,529	1,074	-29.8

Wireless	977	202	460	127.7	-52.9	2,447	963	-60.6

Expansion and Quality	977	202	460	127.7	-52.9	2,447	963	-60.6

TOTAL	1,936	600	1,674	179.0	-13.5	5,126	3,090	-39.7

4.3) Consolidated Cash Flow:

The company’s operating cash generation reached R$8,258 million in 2010 (R$ 9,051 million in 2009), which was concentrated on financing activities. During 2010 we borrowed approximately R$ 13,184 million and earmarked R$ 12,434 for the repayment of principal.

Table 17 – Cash Flow: Indirect Cash Flow Statement

R$ Million	2009	2010
Earnings Befores Taxes	5,421	1,666

Result Items that do not affect the Cash Balance	7,815	12,450
Changes to Shareholder’s Equity	(1,308)	(1,413)
Cash Balance from Operations*	(2,876)	(4,444)

Operating cash generation	9,051	8,259

Cash balance invested in capital expenditure	(10,011)	(4,622)

Cash flow net of capital expenditure	(961)	3,637

Cash balance invested in financing activities	(2,332)	(790)

Cash flow net of financing activities	(3,293)	2,847

Initial cash balance	9,498	6,206

Final cash balance	6,206	9,052

* Financial charges, income tax, minority interests, dividends and interest on capital, surplus reserve and treasury shares.

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PLEASE NOTE:

1) The main spreadsheets in this Press Release will be available on the company’s website (www.oi.com.br/ir) in “About the Company / the Company in Numbers”.

2) The definition of terms used in the Press Release is also available in the glossary on the company’s website: http://www.mzweb.com.br/oi/web/conteudo_en.asp?idioma=1&tipo=31852&conta=44&img=31851

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5) ADDITIONAL INFORMATION:

5.1) Oi Added to ICO2

BM&FBOVESPA and BNDES launched on December 2, 2010 the Efficient Carbon Index (ICO2), which measures the return on a theoretical portfolio composed by the shares in IBrX-50 companies (comprising the 50 most actively traded shares on the exchange) that joined the initiative. The index is weighted by the free float and by the coefficient of greenhouse gas emission (GEE) at the companies. The first portfolio, in force since December 2, is comprised of 42 companies, including Oi (TNLP4/TNE).

5.2) Oi Remains in CSI Index

For the third consecutive year, Oi was included in the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which will be in effect January 3-December 29, 2011.

The new portfolio gathers 47 stocks of the 38 companies that stood out for their commitment to and strategic alignment with sustainable development. They account for 18 sectors and total R$1.17 trillion in market value.

Oi’s presence in this select group reaffirms the importance of Sustainability on the Company’s agenda.

5.3) Capital market issuances

A) Bond Issuance in the International Market: €750 million

TMAR issued bonds in international capital markets, listed on the Global Exchange Market of the Irish Stock Exchange, in the amount of €750 million and due in 2017. The bonds will have a 5.125% p.a. coupon, paid annually.

HSBC, Santander, BB Securities and Espirito Santo Investment Bank were the leaders and bookrunners in the transaction.

The bonds were sold to international investors and were rated Baa2 / BBB- by Moody’s and S&P, respectively.

B) Financings with Banco da Amazônia and SUDAM:

In December 2010, the Company signed loan agreements with Banco da Amazônia (“BASA”) and SUDAM (the Superintendency of Development for the Amazon) to support its capital expenditure in the Amazônia Legal region. The Capital Expenditure Project amounts to R$893,124,355.88, of which R$220,749,739.00 will be funded in an issuance of CCB with BASA (FNO), R$446,481,000.00 in an issuance of private debentures to be subscribed by BASA with SUDAM (FDA) funding and R$225,893,616.88 with company’s own resources.

In December, the company made the first draw down in the amount of R$94.8 million from the CCB issuance at BASA (FNO)

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The resources will fund the capital expenditure plan in the Amazônia Legal region, which aims to update and improve the current communication network at the company, servicing new municipalities, expanding capacity in the regions already covered at present and extending the offering of new services. This plan has already been approved by Banco da Amazônia S.A. (Basa) and by Superintendência do Desenvolvimento da Amazônia (Sudam) and will receive resources from the Amazon Development Fund (FDA) and Basa (FNO) as well. The issuance of debentures stems from a borrowing rule at Basa.

5.4) Strategic Partnership with Portugal Telecom

a) Anatel approval

On October 29, 2010, the National Telecommunications Agency – ANATEL approved the operations related to the partnership between Oi and Portugal Telecom, leading to the continuity of these operations.

B) Signing of contracts

On January 25, 2011, Oi signed a sale contract with Portugal Telecom, formalizing the strategic partnership announced on July 28, 2010.

For more details, please access the Material Fact:

http://www.mzweb.com.br/oi/web/conteudo_en.asp?idioma=1&tipo=28650&conta=44&id=121500

5.5) Capital increase

On February 21, 2011 the Company informed shareholders about the start of Capital Increases at TNL and TMAR. Shareholders who held shares at the end of February 21, 2011 will have preference rights to subscribe shares in the Capital Increase. Shares acquired from February 22, 2011 will not be entitled to the preference rights in the subscription of shares. The shareholders will have 30 days from February 22, 2011, that is until March 24, 2011 at 2:00 p.m. (Brasilia time) to exercise their preference rights in the subscription of shares, as well as to subscribe to leftovers.

Up to 126,218,801 new common TNL shares will be issued at the price of R$38.55, and up to 252,437,601 preferred TNL shares will be issued at R$28.27, totaling a Capital Increase at TNL of as much as R$12,002,145,758.82.

As many as 95,159,514 new common TMAR shares will be issued at the price of R$63.71, and up to 117,117,560 class A preferred shares of TMAR will be issued at R$50.71, totaling a Capital Increase at TMAR of as much as R$12,001,644,104.54.

The operation will capitalize Oi, strengthening its operations and competitive capacity, increasing investment in Brazil with a focus on broadband and wireless technology, in addition to enabling a future international expansion.

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5.6) Payment of Interest on Capital

a) TMAR

In December 2010, TMAR approved payments of Interest on Capital relating to the 2010 fiscal year, and the gross amount of R$192,560,000.00 was added to mandatory 2010 dividends, as authorized at the Board of Directors Meeting on October 29, 2010, with per-share values as follows:

(i)	Interest on capital in the gross amount of R$0.765172936970 (R$0.650396996424/ net share) totaling R$81,921,780.55 was added to common shares (TMAR3);

(ii)	(i) Interest on capital in the gross amount of R$0.841690230666 (R$0.715436696067/ net share) totaling R$109,824,100.70 was added to class “A” preferred shares (TMAR5);

(iii)	(i) Interest on capital in the gross amount of R$0.765172936970 (R$0.650396996424/ net share) totaling R$814,118.75 was added to class “B” preferred shares (TMAR6);

The shares have traded “exc. Interest on Capital” since December 22, 2010 based on the shareholder structure of December 21, 2010.

The payment date will be set by the qualified department at TMAR and will then be announced to the market.

B) BRT

In December 2010, TMAR approved Interest on Capital relating to the 2010 fiscal year, which was added to mandatory 2010 dividends in the gross amount of R$363,177,000.00 as authorized at the Board of Directors Meeting on November 17, 2010, with per-share values as follows:

(i)	Interest on capital in the gross amount of R$0.615774465372 (R$0.523408295566/ net share) totaling R$125,262,797.45 was added to common shares (BRTO3);

(ii)	Interest on capital in the gross amount of R$0.615774465372 (R$0.523408295566/ net share) totaling R$237,914,202.55 was added to referred shares (BRTO4);

The shares have traded “exc. Interest on Capital” since December 22, 2010 based on the shareholder structure of December 21, 2010.

On January 12, 2011 BRT decided to start the partial payment of Interest on Capital on January 21, 2011. The partial payment amounted to R$106,052,355.90, equaling the following per-share values:

(i)	for common shares (BRTO3), interest on capital will be paid in the gross amount of R$0.179814065196 (R$0.152841955417/ net share) totaling R$36,578,348.23;

(ii)	for preferred shares (BRTO4), interest on capital will be paid in the gross amount of R$0.179814065196 (R$0.152841955417/ net share) totaling R$69,474,007.67.

The payment date for the remainder of interest on capital will be set by the qualified department at TMAR and will be announced to the market.

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5.7) Proposed Dividends

The Management of Tele Norte Leste Participações (TNLP) will submit to the Ordinary General Meeting a proposal to pay R$339,082 thousand as dividends, amounting to the legal floor relating to the result of the financial year 2010.

The Management of Telemar Norte Leste (TMAR) will submit to the Ordinary General Meeting a proposal to pay R$286,170 thousand as dividends, which, in addition to the Interest on Capital already announced, amounting to the legal floor relating to the result of the financial year 2010.

The Management of Brasil Telecom (BRTO) will submit to the Ordinary General Meeting a proposal for the payment of R$176,482 thousand as dividends, which in addition to the Interest on Capital already announced, amounting to the legal floor relating to the result of the financial year 2010.

5.8) Ratification of Invitel takeover

At the Extraordinary General Meeting, taken place on January 13, 2011, the acquisition of Invitel by TMAR was confirmed, concluding the last step in the legal obligation relating to the purchase of Brasil Telecom.

5.9) Oi Investors Day

Featuring executives representing the controlling shareholders and the main executives of Oi, the company hosted the Oi Investors Day, which aimed to show the financial development, the operating performance and the strategies for the future. The events were held in São Paulo on November 11, 2010 and in New York on November 30, 2010.

The São Paulo event was held at the Caesar Park Faria Lima Hotel and had 203 persons. For more details, visit the hot-site: www.oisday.com.br

The New York event was held at the Plaza Hotel with 156 persons.

For more details, visit the hot-site: www.oisday.com.br/ny

5.10) Salary Agreement

In December 2010, the company concluded salary agreements after several meetings between the unions representing employees and Oi representatives. A 5% readjustment was approved for all employees, excluding executives.

Other benefits were negotiated, such as the anticipation of a portion of the 2010 variable compensation in accordance with the program’s rule, limited to R$5,000 per eligible participant. The anticipation of 50% of the 13th salary of 2010 was also approved.

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ADDENDUM

6) FINANCIAL STATEMENTS

FIRST-TIME ADOPTION OF IFRSS

The Company’s management made the adjustments necessary to the presentation of the consolidated financial statements in accordance with the international financial reporting standards (First-time Adoption of IFRSs) for the year ended December 31, 2010, and the presentation of the comparative effects for the year ended December 31, 2009.

The key effects related to the first-time adoption of IFRSs, are reflected in the financial statements presented in this document as follows:

(i)	Business Combination

Accounting for business combination related to the acquisition of control of Brasil Telecom in January 8, 2009, which generated the following effects: (i) recognition of the fair values of assets acquired and liabilities assumed in the acquisition of control of Brasil Telecom, including intangible assets and contingent liabilities, (ii) assessing at fair value the participation of minority shareholders on the acquisition date (iii) effects of the difference between the price paid to acquire control of Brasil Telecom, including the market value of the participation of non-controlling shareholders and the fair value of the shares previously held by the acquirer, and the fair value of net assets acquired and (iv) the effects of depreciation and amortization of assets recognized at fair value.

(ii)	Deferral of expenses on subsidized handsets and activation fee

Under BR GAAP, Oi and BrT deferred the expenses on subsidies on subscription plans’ handsets for the corporate segment, and amortized them over a twelve-month period, which was the contractual retention period agreed with customers. Under CPC 04 and IAS 38, these expenses are recognized directly in profit or loss, when incurred.

Still under BR GAAP, Oi and BrT deferred the expenses on National Telecommunications Agency (ANATEL) activation and inspection fees (FISTEL) over a 24-month period, which was the average customer retention period. Under CPC 04 and IAS 38, these expenses are recognized directly in profit or loss, when incurred.

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(iii)	Preoperating expenses

Under BR GAAP, up to December 31, 2009, the Company’s subsidiaries adopted the accounting policy of capitalizing preoperating expenses, in line item ‘Deferred charges’. Under IFRSs, preoperating expenses cannot be attributed to the cost of property, plant and equipment items or the formation of intangible assets, and must be immediately recognized as expenses. Accordingly, the consolidated balances of preoperating expenses as at January 1 and December 31, 2009, and the related amortization expense recognized in 2009, were adjusted.

(iv)	Asset decommissioning cost

Recognition of costs incurred on disassembly, removal and restoration of property, plant and equipment items, in accordance with the requirements of ICPC 12 and IFRIC 1.

(v)	Goodwill

Under BR GAAP, subsidiary TMAR accounted for internally generated goodwill arising on the acquisition of subsidiary Oi in 2003. We have derecognized goodwill on the IFRS transition date.

Under BR GAAP, TMAR accounted for the excess paid on the acquisition of control of TNCP, and on the takeover bid launched in January 2009 as acquired intangible assets, based on the Personal Mobile Services (SMP) licenses of Amazônia, a TNCP subsidiary at the time. We have derecognized the licenses appreciation portion recognized on said takeover bid and the differences in asset amortization, as in accordance with CPC 36/IAS 27 and ICPC 09 excess paid must be directly recognized in a specific line item of equity called ‘Goodwill on equity transactions’.

(vi)	Expired dividends and interest on capital

CPC 38/IAS 39 requires that in those cases financial liability obligations cease to exist, the effects resulting from such liabilities shall be directly recognized in profit or loss.

(vii)	Net income

Under IFRSs, net income recognized in the financial statements consists of the profit earned by the corporate group, which is afterward divided into Profit attributed to non-controlling shareholders and Profit attributed to owners of the Company. This is equivalent to the net income after non-controlling interests that was usually stated under BRGAAP.

03/03/2011	www.oi.com.br/ir	24

COST STATEMENT – TNLP Consolidated

	Quarter					Year
COST AND EXPENSES
Item - R$ million	4Q09	3Q10	4Q10	QoQ (%)	YoY (%)	2009	2010	Chg. (%)
Interconnection	1,341	1,216	1,292	6.3	-3.7	5,265	5,070	-3.7
Personnel	445	402	423	5.2	-4.9	1,765	1,620	-8.2
Materials	97	59	20	-66.1	-79.4	418	215	-48.6
Handset Costs/Other (COGS)*	114	12	44	266.7	-61.4	390	149	-61.8
Third-Party Services	2,103	1,762	1,799	2.1	-14.5	7,343	6,976	-5.0
Marketing	221	132	163	23.5	-26.2	602	537	-10.8
Rent and Insurance	396	386	388	0.5	-2.0	1,580	1,523	-3.6
Provision for Bad Debts	253	250	177	-29.2	-30.0	1,279	979	-23.5
Other Operating Expenses (Revenue), Net	404	332	716	115.7	77.2	1,587	2,114	33.2

Total Recurring	5,374	4,551	5,023	10.4	-6.5	20,229	19,184	-5.2

Non recurring effects	76	-	-	-	-	(5,073)	-	-

Total Accounting	5,450	4,551	5,023	10.4	-7.8	15,156	19,184	26.6

Interconnection	1,341	1,216	1,292	6.3	-3.7	5,265	5,070	-3.7

Handset Costs	114	12	44	266.7	-61.4	390	149	-61.8

Cost of Services	1,646	1,452	1,201	-17.3	-27.0	6,482	5,623	-13.3

Personnel	163	142	148	4.2	-9.2	734	581	-20.8
Third-Party Services	898	697	609	-12.6	-32.2	3,212	2,714	-15.5
Materials	85	52	10	-80.8	-88.2	385	185	-51.9
Rent and Insurance	312	371	181	-51.2	-42.0	1,337	1,270	-5.0
Anatel Concession Contract	42	38	42	10.5	0.0	149	157	5.4
Fistel		140	191	36.4	39.4	623	649	4.2
Other	10	13	20	53.8	100.0	42	68	61.9

Selling Expenses	1,374	1,206	1,265	4.9	-7.9	5,264	4,859	-7.7

Personnel	98	90	96	6.7	-2.0	431	362	-16.0
Third-Party Services	859	709	788	11.1	-8.3	2,854	2,847	-0.2
Marketing	221	132	163	23.5	-26.2	640	537	-16.1
Materials	8	2	3	50.0	-62.5	21	13	-38.1
Rent and Insurance	4	0	1	-	-75.0	14	5	-64.3
Other	(69)	24	36	50.0	-152.2	25	116	364.0
Provisions for Bad Debts and Receivable write-off	253	250	177	-29.2	-30.0	1,279	979	-23.5

General and Administrative Expenses	635	566	808	42.8	27.2	2,394	2,414	0.8

Personnel	185	170	179	5.3	-3.2	741	677	-8.6
Third-Party Services	389	357	402	12.6	3.3	1,381	1,415	2.5
Materials	4	5	7	40.0	75.0	12	17	41.7
Rent and Insurance	79	15	206	1273.3	160.8	229	249	8.7
Other	(22)	19	14	-26.3	-163.6	30	55	83.3

Other Operating Expenses (Revenue), Net	341	99	413	317.2	21.1	(4,638)	1,069	-

* Other: sim card, mini modem, TV transmission equipment and mobile phone peripherals.

	Quarter					YEAR
Third-Party Services - R$ Million	4Q09	3Q10	4Q10	QoQ (%)	YoY (%)	2009	2010	YoY (%)
Network Maintenance (COS - Cost of Services)	221	533	439	-17.6	98.6	2,025	2,016	41.6
Sales Commissions and Expenses (Selling Exp.)	359	296	352	18.9	-1.9	1,176	1,253	79.8
Postage and Collection (Selling Exp.)	161	173	160	-7.5	-0.6	601	617	68.9
Electricity (COS / G&A)	156	139	151	8.6	-3.2	580	574	70.3
Data Processing (COS / G&A)	150	117	108	-7.7	-28.0	528	468	73.5
Call Center Operations (Selling Exp.)	214	188	222	18.1	3.7	693	772	82.9
Consulting and Legal Services (COS / G&A)	175	138	187	35.5	6.9	556	551	74.5
Printing and Clearing (Selling Exp.)	24	20	20	0.0	-16.7	104	93	60.0
Others	684	159	160	0.6	-76.6	1,184	633	165.6

Total	2,145	1,762	1,799	2.1	-16.1	7,447	6,976	72.4

03/03/2011	www.oi.com.br/ir	25

6.1 ) TELE NORTE LESTE PARTICIPAÇÕES - TNLP Consolidated

R$ Million

Income Statement	4Q09	3Q10	4Q10	2009	2010
Wireline Services Revenues	8,956.4	8,506.7	8,333.0	35,685.8	34,340.1

Local Services	4,361.2	4,156.6	4,000.7	17,641.2	16,652.2

Subscription Charges	2,687.7	2,723.2	2,667.1	10,939.8	10,976.7
Local Traffic	540.5	392.3	340.4	2,029.8	1,544.7
Installation Fees	33.5	39.5	32.7	137.2	155.2
Collect Calls	1.4	0.6	0.5	6.4	2.6
Other Local Revenues	4.4	0.4	0.1	4.8	1.9
Fixed-to-Mobile (VC1)	1,093.6	1,000.7	960.0	4,523.1	3,971.1
Long Distance	1,511.8	1,361.1	1,321.0	6,160.9	5,609.7

Intra-State	671.0	80.5	495.4	2,731.1	1,987.6
Inter-State	130.2	239.1	127.1	556.2	610.4
Inter-Regional	341.4	725.4	412.8	1,347.2	1,730.3
International	19.1	16.8	15.6	81.6	67.8
Fixed-to-Mobile (VC2 and VC3)	350.1	299.3	270.0	1,444.8	1,213.5
Advanced Voice	73.2	70.8	84.0	305.4	330.2

Public Telephones	187.6	113.2	117.8	968.0	522.3

Additional Services	270.8	246.9	243.2	1,012.0	998.1

Network Usage Remuneration	275.1	239.7	212.0	930.1	915.6

Data Transmission Services	2,276.6	2,318.3	2,354.4	8,668.2	9,312.0

ADSL (Velox)	1,320.8	1,289.2	1,270.5	4,831.6	5,153.0
Leased Lines (EILD)	204.1	249.1	252.9	872.6	972.4
Leased Lines (SLDD/SLDA)	150.0	130.1	143.9	591.5	537.8
IP Services	252.4	351.0	366.9	988.8	1,366.7
Packet switch and frame relay	96.5	81.8	92.9	407.7	364.3
Other Data Services	252.8	217.2	227.3	976.1	917.8

Wireless Services Revenues	2,722.5	2,834.6	2,977.0	9,934.9	11,205.7

Subscription Charges	619.8	673.2	704.4	2,325.5	2,633.6
Outgoing Calls	1,005.9	1,059.6	1,100.9	3,686.0	4,128.7
Domestic/International Roaming	39.3	25.1	25.7	130.8	119.8
Network Usage Remuneration	622.4	648.2	682.4	2,323.3	2,572.9
Data / Value Added Services	338.6	395.5	417.4	1,101.2	1,551.1
Handset Sales	96.4	33.1	46.1	368.1	199.7

Other Services	71.5	94.7	97.3	242.2	382.5

Gross Operating Revenue	11,750.4	11,436.0	11,407.2	45,863.0	45,928.2

Taxes and Deductions	(4,166.3)	(4,090.2)	(4,109.5)	(15,866.1)	(16,448.8)

Net Operating Revenue	7,584.1	7,345.8	7,297.8	29,996.9	29,479.4

Operating Expenses	(5,449.7)	(4,550.5)	(5,023.2)	(15,155.8)	(19,184.2)
Cost of Services	(1,648.4)	(1,452.5)	(1,200.9)	(6,481.6)	(5,622.7)
Cost of Goods Sold	(114.3)	(11.7)	(43.8)	(389.7)	(149.2)
Interconnection Costs	(1,340.8)	(1,216.1)	(1,292.4)	(5,265.1)	(5,070.5)
Selling Expenses	(1,373.7)	(1,206.1)	(1,265.5)	(5,263.9)	(4,859.1)
General and Administrative Expenses	(634.6)	(565.2)	(807.8)	(2,394.1)	(2,414.1)
Other Operating (Expenses) Revenue, net	(337.9)	(98.9)	(412.9)	4,638.5	(1,068.6)

EBITDA	2,134.4	2,795.3	2,274.6	14,841.0	10,295.1

Margin %	28.1%	38.1%	31.2%	49.5%	34.9%
Depreciation and Amortization	(1,897.9)	(1,546.1)	(1,562.4)	(7,033.2)	(6,197.8)

EBIT	236.5	1,249.2	712.1	7,807.9	4,097.3

Financial Expenses	(1,106.1)	(1,028.5)	(1,343.0)	(3,988.4)	(4,361.1)
Financial Income	384.2	504.1	569.2	1,601.0	1,929.5

Income Before Tax and Social Contribution	(485.4)	724.8	(61.6)	5,420.5	1,665.7

Income Tax and Social Contribution	(111.4)	(186.8)	345.6	(328.1)	83.8

Net Income	(596.8)	538.0	284.0	5,092.4	1,749.5

Margin %	-7.9%	7.3%	3.9%	17.0%	5.9%
Earnings attributed to the controlling shareholders	(355.7)	422.6	128.5	4,273.8	1,427.7
Earnings attributed to the non-controlling shareholders	(241.1)	115.3	155.5	818.7	321.8
Outstanding Shares - Thousand (exc.-treasury)	382,523	382,632	382,647	382,523	382,647
Earnings attributed to the controlling shareholders per share (R$)	(0.930)	1.105	0.336	11.173	3.731

03/03/2011	www.oi.com.br/ir	26

6.1 ) TELE NORTE LESTE PARTICIPAÇÕES - TNLP Consolidated (Balance Sheet)

R$ MILLION

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL ASSETS	74,002	75,084	75,137

Current	18,350	22,812	22,172
Cash	6,206	9,497	9,052
Financial investments	1,819	2,451	2,148
Derivatives	140	33	44
Accounts Receivable	5,942	5,937	5,894
Recoverable Taxes	1,637	1,833	2,176
Inventories	163	108	98
Assets in Escrow	1,787	1,905	1,813
Other Current Assets	658	1,049	948

Non-Current Assets	55,652	52,272	52,965

Long Term	12,516	12,326	12,961
Recoverable and Deferred Taxes	6,495	5,733	6,054
Accounts Receivable	5	9	9
Derivatives	77	55	23
Assets in Escrow	5,468	6,063	6,453
Other	470	466	421

Investments	55	55	55
Property Plant and Equipment	25,296	22,958	23,349
Intagible Assets	17,785	16,934	16,600

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL LIABILITIES	74,002	75,084	75,137

Current	18,501	18,205	19,316
Suppliers	4,370	3,598	4,571
Loans and Financing	7,964	8,296	7,144
Derivatives	949	216	567
Payroll and Related Accruals	362	527	568
Pension Fund Provision	105	60	78
Payable Taxes	1,815	2,138	2,547
Dividends Payable	361	362	1,039
Other Accounts Payable	2,574	3,007	2,801

Non-Current Liabilities	35,390	36,488	35,848

Long Term	35,390	36,488	35,848
Loans and Financing	20,862	22,490	21,991
Derivatives	360	366	284
Payable and Deferred Taxes	6,246	5,994	5,723
Contingency Provisions	5,423	5,086	5,101
Pension Fund Provision	575	576	575
Outstanding authorizations	1,517	1,609	1,594
Other Accounts Payable	407	367	579

Shareholders’ Equity	20,112	20,391	19,974

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6.1 ) TELE NORTE LESTE PARTICIPAÇÕES - TNLP Consolidated

Free Cash Flow - R$ million	2009	2010
Earnings (loss) before taxes - (A)	5,421	1,666

Result items that do not affect the Cash Balance - (B)	7,815	12,450

Depreciation/amortization	7,031	6,199
Financial charges	1,216	2,504
Accounting for Business Combination related to BrT acquisition	(5,556)	0
Provisions for derivatives	1,311	501
Advanced expenses	778	861
Losses on accounts receivable	1,279	979
Provisions for legal contingencies	642	857
Provions/reversal for Tax Refinancing Program	603	(36)
Others	510	585

(C) = (A) - (B)	13,235	14,116

Changes to Operating Assets	(1,308)	(1,413)

Accounts receivable	(1,164)	(975)
Financial Investments	(5,475)	(8,072)
Redemption of Financial Investments	5,789	7,970
Amounts receivable	(28)	36
Taxes	250	754
Provisions for legal contingencies	(729)	(1,006)
Other Assets and Liabilities	49	(119)

Cash Balance from Operations	(2,876)	(4,444)

Financial charges	(2,003)	(3,794)
Income Tax and Social Contribuition Paid - Company	(434)	(382)
Income Tax and Social Contribuition Paid - Third Parties	(453)	(268)
Received dividends and Interest on Capital	14	0

Operating Cash Generation	9,051	8,259

Investment cash flow	(10,011)	(4,622)

Acquisitions of fixed/intangible assets	(5,742)	(3,572)
Acquisition of equity control of Invitel (-) net cash included in the acquisition	(2,612)	0
Increase in permanent investment	(71)	0
Receivable on sale of fixed assets	32	0
Assets in escrow	(2,319)	(1,881)
Redemption of assets in escrow	701	832

Cash Flow net of Capital Expenditure	(10,011)	(4,622)

Financing activity cash flow	(2,332)	(790)

Borrowings	9,214	13,184
Payments of loans and debentures	(5,713)	(12,434)
Acquisition of shares of subsidiaries	(2,657)	0
Tax Refinancing Program	(144)	(226)
Concession Payable	(364)	(150)
Payment of dividend and interest on capital	(2,668)	(1,165)

Cash flow net of Financings	(12,343)	(5,412)

Net increase (reduction) of cash and equivalent	(3,293)	2,847

Cash and equivalent at the start of period	9,498	6,206

Cash and equivalent at the end of period	6,206	9,052

03/03/2011	www.oi.com.br/ir	28

6.2 ) TELEMAR NORTE LESTE - TMAR Consolidated

R$ MILLION

Income Statement	4Q09	3Q10	4Q10	2009	2010
Wireline Services Revenues	8,957.0	8,506.7	8,333.3	35,689.2	34,340.1
Local Services	4,361.2	4,156.6	4,000.7	17,641.2	16,652.2

Subscription Charges	2,687.7	2,723.2	2,667.1	10,939.8	10,976.7
Local Traffic	540.5	392.3	340.4	2,029.8	1,544.7
Installation Fees	33.5	39.5	32.7	137.2	155.2
Collect Calls	1.4	0.6	0.5	6.4	2.6
Other Local Revenues	4.4	0.4	0.1	4.8	1.9
Fixed-to-Mobile (VC1)	1,093.6	1,000.7	960.0	4,523.1	3,971.1
Long Distance	1,511.8	1,361.1	1,321.0	6,160.9	5,609.7

Intra-State	671.0	80.5	495.4	2,731.1	1,987.6
Inter-State	130.2	239.1	127.1	556.2	610.4
Inter-Regional	341.4	725.4	412.8	1,347.2	1,730.3
International	19.1	16.8	15.6	81.6	67.8
Fixed-to-Mobile (VC2 and VC3)	350.1	299.3	270.0	1,444.8	1,213.5
Advanced Voice	73.2	70.8	83.9	305.4	330.1

Public Telephones	187.6	113.2	118.3	968.0	522.8

Additional Services	270.8	246.9	243.2	1,012.0	998.1

Network Usage Remuneration	275.1	239.7	212.0	930.1	915.6

Data Transmission Services	2,277.2	2,318.3	2,354.2	8,671.6	9,311.6

Wireless Services Revenues	2,722.5	2,834.6	2,977.0	9,934.9	11,205.7

Other Services	45.0	70.6	97.2	141.1	307.7

Gross Operating Revenue	11,724.5	11,411.9	11,407.5	45,765.2	45,853.4

Taxes and Deductions	(4,157.3)	(4,081.3)	(4,109.6)	(15,838.0)	(16,421.9)

Net Operating Revenue	7,567.2	7,330.6	7,297.8	29,927.2	29,431.6

Operating Expenses	(5,410.9)	(4,525.3)	(5,037.4)	(15,057.4)	(19,123.0)
Cost of Services Provided	(1,634.6)	(1,444.1)	(1,201.4)	(6,422.0)	(5,588.7)
Cost of Goods Sold	(114.3)	(11.7)	(43.8)	(389.7)	(149.2)
Interconnection Costs	(1,340.8)	(1,216.1)	(1,292.4)	(5,265.1)	(5,070.5)
Selling Expenses	(1,563.6)	(1,199.2)	(1,264.4)	(5,249.2)	(4,840.7)
General and Administrative Expenses	(432.2)	(558.8)	(798.8)	(2,359.2)	(2,383.6)
Other Operting (Expenses) Revenue, net	(325.5)	(95.4)	(436.6)	4,627.7	(1,090.3)

EBITDA	2,156.3	2,805.4	2,260.4	14,869.8	10,308.6

Margin %	28.5%	38.3%	31.0%	49.7%	35.0%
Depreciation and Amortization	(1,893.4)	(1,542.4)	(1,558.9)	(7,016.7)	(6,183.3)

EBIT	263.0	1,263.0	701.5	7,853.0	4,125.3

Financial Expenses	(1,163.8)	(980.2)	(1,283.6)	(4,052.1)	(4,248.3)
Financial Income	380.6	490.8	555.3	1,607.5	1,888.7

Income Before Tax and Social Contribution	(520.2)	773.6	(26.8)	5,408.4	1,765.6

Income Tax and Social Contribution	(93.8)	(199.3)	386.9	(315.6)	112.8

Net Income	(614.1)	574.3	360.0	5,092.8	1,878.4

Margin %	-8.1%	7.8%	4.9%	17.0%	6.4%
Earnings attributed to the controlling shareholders	(455.0)	559.7	251.3	5,216.7	1,900.2
Earnings attributed to the non-controlling shareholders	(159.1)	14.6	108.8	(123.9)	(21.8)
Outstanding Shares Thousand (exc.-treasury)	238,391	238,608	238,608	238,391	238,608
Earnings attributed to the controlling shareholders per share (R$)	(1.909)	2.346	1.053	21.883	7.964

03/03/2011	www.oi.com.br/ir	29

6.2 ) TELEMAR NORTE LESTE - TMAR Consolidated (continued)

R$ MILLION

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL ASSETS	73,376	73,787	73,977

Current	17,914	22,194	21,496
Cash	5,804	9,058	8,622
Financial investments	1,817	2,330	1,943
Derivatives	131	30	39
Accounts Receivable	5,959	5,927	5,897
Recoverable and Deferred Taxes	1,603	1,802	2,144
Inventories	162	104	98
Assets in Escrow	1,787	1,904	1,813
Other Current Assets	651	1,039	940

Non-Current Assets	55,462	51,593	52,481

Long Term	12,471	11,785	12,495
Recoverable and Deferred Taxes	6,013	5,228	5,617
Financial investments	5	9	9
Derivatives	77	54	23
Assets in Escrow	5,452	6,043	6,438
Other	924	452	407

Investments	47	47	47
Property Plant and Equipment	25,237	22,902	23,340
Intagible Assets	17,707	16,859	16,599

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL LIABILITIES	73,377	73,787	73,977

Current	18,105	16,492	17,609
Suppliers	4,361	3,604	4,572
Loans and Financing	7,858	6,708	5,552
Derivatives	805	234	550
Payroll and Related Accruals	360	526	567
Pension fund Provision	105	60	78
Payable Taxes	1,796	2,115	2,512
Dividends Payable	225	192	923
Other Accounts Payable	2,596	3,052	2,855

Non-Current Liabilities	35,557	36,052	35,536

Long Term	35,557	36,052	35,536
Loans and Financing	21,240	22,203	21,874
Derivatives	360	420	284
Payable Taxes	6,107	5,864	5,597
Contingency Provisions	5,421	5,085	5,100
Pension fund Provision	575	576	575
Outstanding authorizations	1,517	1,609	1,594
Other Accounts Payable	337	297	512

Shareholders’ Equity	19,714	21,243	20,832

03/03/2011	www.oi.com.br/ir	30

6.3 ) TNL PCS – Oi

R$ MILLION

Income Statement	4Q09	3Q10	4Q10	2009	2010
Wireless Services Revenues	2,703.5	2,903.6	3,033.1	9,682.5	11,386.8

Subscription	505.4	548.4	573.5	1,874.1	2,140.2
Outgoing Calls	851.7	891.7	949.2	3,028.1	3,506.8
Domestic/Internacional Roaming	30.6	26.2	22.6	111.9	108.3
Network Usage Remuneration	994.9	1,080.6	1,118.2	3,568.9	4,226.5
Data / Value Added	255.0	308.2	312.5	845.4	1,211.7
Other SMP Services	0.3	0.4	0.0	0.3	0.7
Handset Sales	65.4	48.2	57.1	253.8	192.7
LD/Advanced Voice Service/Network Revenues	125.3	142.6	161.8	427.9	601.7

Gross Operating Revenue	2,828.8	3,046.2	3,194.9	10,110.4	11,988.5

Taxes and Deductions	(813.2)	(874.8)	(950.5)	(2,901.3)	(3,471.5)

Net Operating Revenue	2,015.6	2,171.4	2,244.4	7,209.2	8,517.0

Operating Expenses	(1,521.5)	(1,252.4)	(1,459.7)	(5,200.8)	(5,210.7)
Cost of Services Provided	(392.6)	(337.9)	(388.3)	(1,401.6)	(1,442.1)
Cost of Goods Sold	(57.3)	(39.4)	(50.3)	(215.2)	(140.8)
Interconnection Costs	(390.9)	(407.6)	(441.7)	(1,482.2)	(1,622.3)
Selling Expenses	(506.8)	(387.4)	(453.9)	(1,704.7)	(1,612.3)
General and Administrative Expenses	(124.1)	(120.2)	(131.8)	(449.9)	(479.9)
Other Operating (Expenses) Revenue, net	(49.9)	40.1	6.3	52.9	86.7

EBITDA	494.1	918.9	784.8	2,008.4	3,306.3

Margin %	24.5%	42.3%	35.0%	27.9%	38.8%
Depreciation and Amortization	(241.0)	(218.2)	(223.4)	(923.7)	(845.6)

EBIT	253.1	700.8	561.4	1,084.7	2,460.7

Equity Accounting	(13.7)	(16.2)	(14.3)	(95.9)	(68.9)
Financial Expenses	(67.7)	(74.3)	(97.7)	(210.3)	(304.4)
Financial Income	92.7	169.9	168.1	350.2	549.7

Income Before Tax and Social Contribution	264.4	780.2	617.5	1,128.6	2,637.0

Income Tax and Social Contribution	(76.2)	(221.5)	(35.9)	(364.9)	(598.8)

Net Income	188.2	558.6	581.6	763.8	2,038.3

Margin %	9.3%	25.7%	25.9%	10.6%	23.9%

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL ASSETS	14,020	15,370	16,548

Current	3,631	5,340	5,926
Cash	1,417	2,630	3,125
Financial investments	284	471	476
Accounts Receivable	1,177	1,178	1,233
Recoverable and Deferred Taxes	448	585	722
Inventories	89	59	50
Other Current Assets	216	417	320

Non-Current Assets	10,388	10,030	10,623
Long Term	3,059	2,834	3,090
Recoverable and Deferred Taxes	1,019	767	741
Loans and Financing	1,884	1,919	2,093
Financial investments	0	4	4
Other	156	144	252

Investments	-1	52	168
Property Plant and Equipment	5,519	5,210	5,519
Intagible Assets	1,811	1,934	1,846

Balance Sheet	1/0/00	9/30/10	12/31/10
TOTAL LIABILITIES	14,020	15,370	16,548

Current Liabilities	2,635	2,317	3,257
Suppliers	1,568	1,102	1,400
Loans and Financing	102	133	145
Payroll and Related Accruals	36	55	67
Payable Taxes	435	590	735
Other Accounts Payable	493	437	910

Non-Current Liabilities	2,238	2,447	2,646

Long Term	2,238	2,447	2,646
Loans and Financing	1,045	1,290	1,369
Contingency Provisions	120	106	141
Payable Taxes	46	29	80
Outstanding authorizations	907	947	979
Other Accounts Payable	119	75	76

Shareholders’ Equity	9,147	10,606	10,646

03/03/2011	www.oi.com.br/ir	31

6.4 ) BRASIL TELECOM – BRTO Consolidated

Income Statement	4Q09	3Q10	4Q10	2009	2010
Wireline Services Revenues	3,991.6	3,832.4	3,714.4	15,709.3	15,397.9

Local Services	1,643.2	1,590.8	1,537.9	6,504.3	6,303.3

Long Distance	592.5	510.0	479.2	2,543.7	2,153.9

Advanced Voice	32.4	21.7	34.4	140.8	139.4

Public Telephones	63.3	49.2	13.5	377.2	194.4

Additional Services	118.8	112.3	109.9	405.5	446.8

Network Usage Remuneration	109.1	95.6	87.4	357.5	367.6

Data Transmission Services	1,426.8	1,447.7	1,448.0	5,356.7	5,772.6

Other	5.6	5.1	4.1	23.6	19.9

Wireless Services Revenues	554.1	563.1	582.1	2,111.6	2,221.1

Subscription Charges	114.4	121.7	130.9	439.9	487.4
Outgoing Calls	154.4	171.4	151.7	643.8	628.0
Domestic/International Roaming	9.7	6.3	9.4	19.8	31.7
Network Usage Remuneration	177.2	162.0	179.8	644.5	681.4
Data / Value Added Services	67.4	87.3	104.9	249.3	339.8
Handset Sales	30.9	14.4	5.4	114.3	52.8

Gross Operating Revenue	4,545.7	4,395.6	4,296.5	17,820.9	17,619.1

Taxes and Deductions	(1,853.7)	(1,847.1)	(1,790.4)	(6,901.0)	(7,355.8)

Net Operating Revenue	2,692.1	2,548.4	2,506.2	10,919.9	10,263.3

Operating Expenses	(1,760.9)	(1,511.3)	(1,677.0)	(10,188.4)	(6,747.0)
Cost of Services Provided	(547.0)	(464.3)	(438.5)	(2,294.0)	(1,895.4)
Cost of Goods Sold	(20.4)	(10.1)	(7.7)	(87.8)	(47.8)
Interconnection Costs	(513.7)	(493.8)	(490.6)	(2,025.5)	(1,981.9)
Selling Expenses	(314.2)	(230.7)	(250.8)	(1,408.5)	(1,014.9)
General and Administrative Expenses	(263.6)	(355.1)	(334.1)	(991.9)	(1,299.3)
Other Operting (Expenses) Revenue, net	(102.0)	42.6	(155.4)	(3,380.7)	(507.7)

EBITDA	931.1	1,037.1	829.1	731.5	3,516.3

Margin %	34.6%	40.7%	33.1%	6.7%	34.3%
Depreciation and Amortization	(324.7)	(260.6)	(266.7)	(1,808.0)	(1,056.7)

EBIT	606.4	776.5	562.4	(1,076.5)	2,459.5

Financial Expenses	(274.6)	(246.4)	(302.6)	(911.6)	(1,059.7)
Financial Income	205.3	264.8	310.9	630.2	979.5

Income Before Tax and Social Contribution	537.2	794.9	570.8	(1,357.8)	2,379.3

Income Tax and Social Contribution	(284.5)	(253.9)	134.1	338.5	(408.4)

Net Income	252.7	541.0	704.9	(1,019.3)	1,970.9

Margin %	9.4%	21.2%	28.1%	-9.3%	19.2%
Earnings attributed to the controlling shareholders	252.7	541.0	705.0	(1,021.3)	1,971.0
Earnings attributed to the non-controlling shareholders	0.0	0.0	(0.2)	2.0	(0.2)

Outstanding Shares Thousand (exc.-treasury)	589,789	589,789	589,790	589,789	589,790
Earnings attributed to the controlling shareholders per share (R$)	0.428	0.917	1.195	(1.732)	3.342

03/03/2011	www.oi.com.br/ir	32

6.4 ) BRASIL TELECOM – BRTO Consolidated (Balance Sheet)

R$ MILLION

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL ASSETS	24,564	26,010	26,886

Current	6,127	8,025	8,487
Cash	1,717	3,167	3,217
Financial investments	382	459	832
Accounts Receivable	1,992	2,040	2,070
Recoverable Taxes	584	674	752
Inventories	42	20	14
Other Current Assets	1,409	1,665	1,602

Non-Current Assets	18,437	17,985	18,399

Long Term	11,592	11,583	11,759
Recoverable and Deferred Taxes	6,068	5,312	5,449
Assets in Escrow	3,671	4,233	4,266
Other	1,854	2,038	2,043

Investments	5	5	5
Property Plant and Equipment	5,267	5,052	5,317
Intagible Assets	1,572	1,344	1,318

Balance Sheet	12/31/09	9/30/10	12/31/10

TOTAL LIABILITIES	24,564	26,010	26,886

Current	5,424	5,803	6,691
Suppliers	1,554	1,252	1,637
Loans and Financing	882	1,128	1,044
Payroll and Related Accruals	84	108	75
Payable Taxes	862	789	1,088
Dividends Payable	105	76	569
Other Accounts Payable	1,816	2,380	2,207

Non-Current Liabilities	9,233	9,036	8,859

Long Term	9,233	9,036	8,859
Loans and Financing	3,637	3,244	3,321
Payable and Deferred Taxes	913	1,141	1,099
Contingency Provisions	3,239	3,213	3,060
Outstanding authorizations	610	662	573
Other Accounts Payable	834	776	806

Shareholders’ Equity	9,906	11,171	11,337

03/03/2011	www.oi.com.br/ir	33

6.5 ) 14 BRASIL TELECOM CELULAR – BRT Mobile

R$ MILLION

Income Statement	4Q09	3Q10	4Q10	2009	2010
Wireless Services Revenues	668.7	678.9	700.0	2,555.3	2,677.6

Subscription	114.4	121.7	130.9	439.9	487.4
Outgoing Calls	155.4	165.5	164.6	649.3	631.3
Domestic/Internacional Roaming	9.7	6.3	9.4	19.8	31.7
Network Usage Remuneration	290.9	276.8	296.9	1,082.7	1,134.5
Data / Value Added	67.4	94.1	92.9	249.3	339.8
Handset Sales	30.9	14.4	5.4	114.3	52.9

Gross Operating Revenue	668.7	678.9	700.0	2,555.3	2,677.6

Taxes and Deductions	(174.1)	(198.3)	(200.0)	(673.3)	(740.2)

Net Operating Revenue	494.6	480.6	500.0	1,882.0	1,937.4

Operating Expenses	(453.5)	(403.2)	(474.3)	(1,679.9)	(1,706.8)
Cost of Services Provided	(104.8)	(126.2)	(141.7)	(413.2)	(533.2)
Cost of Goods Sold	(21.2)	(10.1)	(7.7)	(88.6)	(47.8)
Interconnection Costs	(151.1)	(145.5)	(147.1)	(560.0)	(575.4)
Selling Expenses	(133.0)	(98.6)	(107.2)	(519.6)	(397.1)
General and Administrative Expenses	(33.6)	(36.0)	(30.9)	(99.1)	(136.5)
Other Operating (Expenses) Revenue, net	(9.7)	13.2	(39.7)	0.7	(16.7)

EBITDA	41.2	77.4	25.7	202.1	230.6

Margin %	8.3%	16.1%	5.1%	10.7%	11.9%
Depreciation and Amortization	(123.3)	(65.6)	(65.5)	(520.1)	(264.2)

EBIT	(82.1)	11.8	(39.7)	(318.0)	(33.6)

Financial Expenses	(29.5)	(46.0)	(43.4)	(106.1)	(163.1)
Financial Income	35.5	47.2	52.9	176.1	180.5

Income Before Tax and Social Contribution	(76.1)	12.9	(30.3)	(247.9)	(16.2)

Income Tax and Social Contribution	23.9	(5.9)	43.2	68.8	18.6

Net Income	(52.2)	7.0	12.9	(179.1)	2.4

Margin %	-10.5%	1.1%	0.9%	-9.5%	0.1%

Balance Sheet	12/31/09	9/30/10	12/31/10
TOTAL ASSETS	5,070	4,979	6,724

Current	1,860	1,857	1,980
Cash	476	472	686
Financial investments	273	204	241
Accounts Receivable	227	248	302
Recoverable Taxes	194	155	108
Inventories	40	13	10
Other Current Assets	650	765	632

Non-Current Assets	3,210	3,122	4,744

Long Term	1,155	1,167	2,804
Property Plant and Equipment	1,131	1,172	1,191
Intagible Assets	924	783	749

Balanço Patrimonial		9/30/10	12/31/10
TOTAL LIABILITIES	5,070	4,979	6,724

Current	882	779	692
Suppliers	543	254	347
Loans and Financing	18	46	48
Payroll and Related Accruals	6	9	9
Payable Taxes	71	101	113
Outstanding authorizations	96	108	0
Other Accounts Payable	148	261	175

Non-Current Liabilities	1,262	1,287	1,606

Long Term	1,262	1,287	1,606
Loans and Financing	541	508	759
Payable Taxes	63	91	112
Contingency Provisions	21	21	29
Outstanding authorizations	606	662	685
Other Accounts Payable	32	5	21
Shareholders’ Equity	2,926	2,913	4,426

03/03/2011	www.oi.com.br/ir	34

RELEVANT INFORMATION

I) CVM INSTRUCTION NO. 358, ARTICLE 12: The direct and indirect controlling shareholders and the shareholders who elect members to the Board of Directors or to the Statutory Audit Committee, as well as any natural person or corporation or group of persons acting jointly or representing a similar interest that reaches a direct or indirect interest that accounts for 5% (five percent) or more of the capital of a public company, must inform it to the CVM and to the Company in keeping with the terms of the article.

Oi asks its shareholders to comply with article 12 of CVM Instruction no. 358, but it cannot be held liable for the disclosure of information about acquisition or sale, by others, of interest corresponding to 5% or more of its capital or rights to capital or other securities.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,020,880	68,504,187	59,086,665
Preferred	261,223,463	6,166,566	0	255,056,897

Total	391,835,195	9,187,446	68,504,187	314,143,562

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	1	104,227,873	2,835,219
Preferred (A)	130,703,927	223,500	104,329,417	26,151,010
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,830,987	223,501	208,557,296	30,050,190

Shares BRTO	Capital	Treasury	Controlling Shares	Free-Float
Common	203,423,176	0	161,990,002	41,433,174
Preferred	399,597,370	13,231,556	128,675,049	257,690,765

Total	603,020,546	13,231,556	290,665,051	299,123,939

NOTE: Shareholder structure 12/31/2010

II) THIS REPORT CONTAINS PROJECTIONS AND/OR ESTIMATES FOR FUTURE EVENTS. The projections herein were gathered in a substantial manner within the current outlook, based on ongoing projects and the respective estimates. The use of terms such as: “projects,” “estimates,” “anticipates,” “forecasts,” “plans,” “waits,” and other ones, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data and may differ from the final results.

Oi – Investor Relations

Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br

03/03/2011	www.oi.com.br/ir	35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer